March 10, 2011

Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         SMG Indium Resources Ltd.
Amendment No.4 to Registration Statement on Form S-1
Filed December 15, 2010.
File No. 333-165930

Dear Mr. Schwall:

On behalf of SMG Indium Resources Ltd. (“SMG”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or “Staff”) dated January 11, 2011 concerning our Form S-1 previously filed on December 15, 2010.  A marked version of the amended Form S-1 (“Amendment No. 5”) is enclosed herewith reflecting all changes from the Registration Statement submitted on December 15, 2010. Capitalized terms used but not defined herein shall have the meaning ascribed to them in amended Form S-1.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 4 to Registration Statement on Form S-1

General

1.
You will expedite the staffs review if you provide us with copies of the amended registration statement and exhibits which you have precisely marked to reflect any revisions from the most recent version(s) of the document(s).

In response to the Commission’s comment, we have provided complete responses and indicated precisely where to find responsive changes in the marked version of Amendment No. 5 to the Form S-1.

2.	Please update the prospectus to provide current and accurate disclosure which is also complete and consistent. For example, we note the following:
•	You will need to provide the disclosure which Item 402 of Regulation S-K requires for the fiscal year ended December 31, 2010.
•
You will need to provide the actual warrant expiration date. In that regard, on the cover page, you state that the warrants expire on “___, 2015 [five years from the date of this prospectus],” and in new disclosure at page 94, you state that the warrants expire on “[ ], 2011, [five years from the date of this prospectus].... “

•	The reference at page F-17 to Traxys North America LLC owning 3.5% of the company after this offering appears to be inconsistent with the percentage shown at the bottom of page 9, which is 2.1%.

In response to the Commission’s comment, all information in the prospectus has been updated to provide current and accurate disclosure.

3.
Please send us on a supplemental basis the supporting documentation for all of the new statistical claims that you have added in your prospectus. For example, and without limitation, we note the following claims in your Business section at page 56:

•	“In October 2010, Bloomberg LP reported that the Ministry of Commerce in China announced the full year 2011 export quota for indium would remain unchanged from 2010 levels at 233 metric tons.”
•	“On November 8, 2010, a source in Asia reported to Metal Bulletin PLC that the cost of production for Chinese indium smelters is around $485 per kilogram.”

Please mark the supporting documents to show the location of each statistic on which you are relying for the claims you make in your prospectus.

In response to the Commission’s comment, we have provided supplementally to this Comment Response Letter all supporting documentation for statistical claims made in the prospectus.

4.
We note the pendency of your application to list your securities on the NASDAQ Capital Market. As appropriate, please provide updated disclosure throughout your document, including on the cover page and in the summary section, once the status of your listing application is resolved.

In response to the Commission’s comment, the Company has elected not to further pursue listing its securities on the NASDAQ Capital Market at this time.  Amendment No. 5 to Form S-1 has been revised to state that the Company intends to have its securities quoted on the OTC Bulletin Board.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or David Selengut, Esq. at (212) 370-1300.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP